Exhibit 99.1

Onyx Acceptance Owner Trust 2005-B
Aggregate Data for year ended December 31, 2005

Defaulted Contracts	$6,888,875.02
Total Collections	$226,458,199.88
Regular Principal Distributable Amounts	$188,949,723.42
Interest Collected on Contracts	$41,752,912.80
Annual Servicing Fee	$3,987,229.13